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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             NEOZYME II CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     CALLABLE COMMON STOCK, $1.00 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G6420H11
                     -------------------------------------
                                 (CUSIP Number)


    DAVID J. MCLACHLAN                                  MAUREEN P. MANNING
    GENZYME CORPORATION                                 PALMER & DODGE LLP
    ONE KENDALL SQUARE                                  ONE BEACON STREET
    CAMBRIDGE, MA 02139                                 BOSTON, MA 02108
    (617) 252-7500                                      (617) 573-0100
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                              September 6, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

- -----------------------                              -------------------------
CUSIP NO.    G6420H11                                 PAGE  2  OF 13 PAGES
         ------------                                      ---    --
- -----------------------                              -------------------------

- -------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENZYME CORPORATION
    I.R.S. IDENTIFICATION NO.:  06-1047163
- -------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP   (a) / /
                                                         (b) / /
    NOT APPLICABLE
- -------------------------------------------------------------------------------
 3  SEC USE ONLY

- -------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- -------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) / /

    NOT APPLICABLE
- -------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    MASSACHUSETTS
- -------------------------------------------------------------------------------
     NUMBER OF SHARES            7       SOLE VOTING POWER
    BENEFICIALLY OWNED
    BY EACH REPORTING                    2,415,000
       PERSON WITH          ---------------------------------------------------
                                 8       SHARED VOTING POWER
                                         0
                            ---------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         2,415,000
                            ---------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         0
- -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,415,000
- -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

    NOT APPLICABLE
- -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

    100%
- -------------------------------------------------------------------------------
14  TYPE OR REPORT PERSON*

    CO
- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Pursuant to Rule 13d-2(c), this Amendment No. 1 amends and restates the statement on Schedule 13D initially filed by Genzyme Corporation with the Securities and Exchange Commission (the "Commission") on June 22, 1992 (the "Schedule 13D").


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the callable common stock, $1.00 par value per share ("Callable Common Stock"), of Neozyme II Corporation ("Neozyme II"). The principal executive offices of Neozyme II are located at Todman Building, Main Street, Road Town, Tortola, British Virgin Islands.


ITEM 2.  IDENTITY AND BACKGROUND.

         Genzyme Corporation ("Genzyme"), a Massachusetts corporation, is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

         Set forth in Exhibit F to this Schedule 13D/A and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

         During the last five years, neither Genzyme nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities of Neozyme II beneficially owned by Genzyme consist of an option (the "Purchase Option") to purchase all, but not less than all, of the outstanding Callable Common Stock pursuant to a Purchase Option Agreement dated April 28, 1992. The Callable Common Stock was issued as part of units (the "Units"), each consisting of one share of Callable Common Stock, one Series N warrant (a "Series N Warrant") to purchase one share of common stock, $0.01 par value per share, of Genzyme ("Genzyme Common Stock") and one callable warrant (a "Callable Warrant" and, together with the Series N Warrants, the "Warrants") to purchase one share of Genzyme Common Stock, which were offered to the public pursuant to a Prospectus dated April 28, 1992 filed with the Commission as part of the Registration Statement on Form S-1/S-3 (No. 33-46126/33-47242) of Neozyme II and Genzyme (the "Prospectus"). Genzyme received the Purchase Option from the underwriters of the public offering in consideration of the issuance by Genzyme of the Warrants which form part of the Units. On August 4, 1992, the Series N Warrants began trading separately from the Units. As a result of antidilution adjustments made pursuant to the terms of the Callable Warrants, each Unit currently consists of one share of Callable Common Stock and Callable Warrants to purchase two shares of Genzyme General Division Common Stock and .135 shares of Genzyme Tissue Repair Division
Common Stock.

         The source of funds for the proposed acquisition described in Item 4 hereof will be Genzyme's working capital.


ITEM 4.  PURPOSE OF TRANSACTION.

         As previously reported and in connection with the offering made pursuant to the Prospectus (as described in Item 3), Genzyme licensed to Neozyme II all patent and technology rights owned or controlled by it relating to its products under development for treatment of cystic fibrosis. Neozyme II engaged Genzyme to perform research, development and clinical testing of these products and agreed to reimburse Genzyme for its costs associated with these activities up to an amount consisting of substantially all of the net proceeds of the offering. Genzyme issued the Warrants in exchange for the Purchase Option in order to obtain the right to acquire any products developed by Neozyme II. Genzyme is not obligated to exercise the Purchase Option, and may do so at its sole discretion. Since Genzyme must exercise the option for 100% of the outstanding shares of Callable Common Stock, if at all, any exercise would result in a change in control of Neozyme II with the result that the Units would cease to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Also as previously reported, the Purchase Option is exercisable until December 31, 1996, at an exercise price per share that increases each month through December 31, 1996 to a maximum of $117.00 per share. The Purchase
Option may be terminated by Neozyme II after the expenditure of all funds available for payment by Neozyme II under the Development Agreement, as described in the Prospectus, unless Genzyme funds or obtains alternative means of funding research and development pertaining to the products, but in no event will the Purchase Option continue later than December 31, 1996. Genzyme is under no obligation to continue funding or to obtain alternative means to fund research and development after such expenditure, but may do so at its option. If the option is exercised, the purchase option exercise price may be paid in cash, in shares of Genzyme Common Stock or in any combination thereof, at Genzyme's sole discretion.

         The Board of Directors of Neozyme II currently consists five persons: three Class A directors, one of whom is also a director of Genzyme, and two Class B directors, who are also executive officers of Genzyme. Each Class A director has four votes, each Class B director has one vote and the Class A directors and Class B directors vote together as a single class on all matters voted upon by the Board of Directors, in accordance with the Amended and Restated Memorandum of Association of Neozyme II.

         Also as previously reported, under its Amended and Restated Memorandum of Association, Neozyme II and its shareholders are prohibited from taking any action or permitting any action to be taken which is inconsistent with Genzyme's rights under the Purchase Option Agreement described in Item 3. Until the termination of the Purchase Option Agreement, Neozyme II will not be able to issue additional capital stock, merge, sell all or substantially all of its assets or take certain other actions without the prior approval of Genzyme as holder of a $100,000 note issued by Neozyme II (the "Series 1992 Note").

         On September 6, 1996, Genzyme announced an agreement in principal with the independent directors of Neozyme II regarding the acquisition of Neozyme II at a price of $45.00 per Unit in cash. The acquisition is subject to the execution and delivery of a definitive acquisition agreement containing customary terms and conditions. A copy of the press release announcing such agreement is attached hereto as Exhibit G and is incorporated herein by reference.

         If the acquisition is consummated, the Units would cease to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Purchase Option described in Items 3 and 4, Genzyme has the right to acquire 2,415,000 shares of Callable Common Stock, representing 100% of the outstanding shares of Callable Common Stock.*

         (b) See the responses to lines (7), (8), (9) and (10) on the cover page hereof.*

         (c) Neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Callable Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

- -------------------------------

* The figure for the amounts held by Genzyme includes the following shares of Callable Common Stock owned directly by the following executive officers and/or directors of Genzyme, as to which shares Genzyme disclaims beneficial ownership:


         Executive Officer/Director    No. of Shares            %
         --------------------------    -------------            -

         Henri A. Termeer                 3,300                 *
         Gregory D. Phelps                2,500                 *
         Robert J. Carpenter           2,000(1)                 *
         David J. McLachlan               1,400                 *
         G. Jan van Heek                    400                 *
         Richard Douglas                    300                 *


         -----------------------
         *  Indicates less than 1%.

         (1) Includes 1,000 shares owned by Mr. Carpenter's wife, as to which he disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Genzyme Corporation hereby incorporates by reference the discussion under the heading "Series 1992 Note" on page 50 and under the heading "The Agreements" on pages 50 through 55 of the Prospectus included in the Registration Statement, which pages were filed as Exhibit A to the Schedule 13D of Genzyme Corporation filed with the Commission on June 22, 1992 and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A:     Pages 50-55 of the Prospectus dated April 28, 1992 filed
                    with the Securities and Exchange Commission as part of the Registration Statement on Form S-1/S-3 of Neozyme II
                    Corporation and Genzyme Corporation (Registration No.
                    33-46126/33-47242). Filed as Exhibit A to the Schedule 13D filed by Genzyme Corporation on June 22, 1992, and incorporated herein by reference.

     Exhibit B:     Purchase Option Agreement dated April 28, 1992 among Genzyme
                    Corporation, PaineWebber Incorporated, Shearson Lehman
                    Brothers Inc., Cowen & Company, PaineWebber International
                    (U.K.) Ltd. and Lehman Brothers International Limited. Filed as Exhibit 28.9 to the Form 10-Q of Genzyme Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

     Exhibit C:     Series 1992 Note of Neozyme II Corporation dated April 28,
                    1992. Filed as Exhibit 28.11 to the Form 10-Q of Genzyme
                    Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

     Exhibit D:     Amended and Restated Articles of Association of Neozyme II
                    Corporation. Filed as Exhibit 28.4 to the Form 10-Q of
                    Neozyme II

                    Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

     Exhibit E:     Amended and Restated Memorandum of Association of Neozyme II
                    Corporation. Filed as Exhibit 28.3 to the Form 10-Q of
                    Neozyme II Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

     Exhibit F:     Directors and Executive Officers of Genzyme Corporation.
                    Filed herewith.

     Exhibit G:     Genzyme Corporation press release dated September 6, 1996.
                    Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 1996                 GENZYME CORPORATION



                                         By: /s/ David J. McLachlan
                                             ----------------------------------
                                             David J. McLachlan
                                             Senior Vice President, Finance and
                                             Chief Financial Officer

                                  EXHIBIT INDEX


                                                                            PAGE
                                                                            ----

Exhibit A:  Pages 50-55 of the Prospectus dated April 28, 1992 filed         --
            with the Securities and Exchange Commission as part of the Registration Statement on Form S-1/S-3 of Neozyme II
            Corporation and Genzyme Corporation (Registration No.
            33-46126/33-47242). Filed as Exhibit A to the Schedule
            13D filed by Genzyme Corporation on June 22, 1992, and incorporated herein by reference.

Exhibit B:  Purchase Option Agreement dated April 28, 1992 among Genzyme     --
            Corporation, PaineWebber Incorporated, Shearson Lehman
            Brothers Inc., Cowen & Company, PaineWebber International
            (U.K.) Ltd. and Lehman Brothers International Limited.
            Filed as Exhibit 28.9 to the Form 10-Q of Genzyme
            Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

Exhibit C:  Series 1992 Note of Neozyme II Corporation dated April 28,       --
            1992. Filed as Exhibit 28.11 to the Form 10-Q of Genzyme
            Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

Exhibit D:  Amended and Restated Articles of Association of Neozyme II       --
            Corporation. Filed as Exhibit 28.4 to the Form 10-Q of
            Neozyme II Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

Exhibit E:  Amended and Restated Memorandum of Association of Neozyme II     --
            Corporation. Filed as Exhibit 28.3 to the Form 10-Q of
            Neozyme II Corporation for the quarter ended March 31, 1992, and incorporated herein by reference.

Exhibit F:  Directors and Executive Officers of Genzyme Corporation.         10
            Filed herewith.

Exhibit G:  Genzyme Corporation press release dated September 6, 1996.      13
            Filed herewith.